UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number 000-51505

PHARMAXIS LTD

(Translation of registrant’s name into English)

Unit 2, 10 Rodborough Road

Frenchs Forest

NSW 2086

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

10 November 2005

Manager of Company Announcements

Australian Stock Exchange

Exchange Centre

Level 3

20 Bridge Street

Sydney NSW 2000

Dear Sir/Madam,

Deposit of ordinary shares with The Bank of New York in connection with the Company’s public offering in the United States

As previously advised, the Company is undertaking a public offering of ordinary shares in the form of American Depositary Shares in the United States.

In anticipation of the closing of the public offering in the United States, the Company has issued 19,500,000 ordinary shares and has deposited them with The Bank of New York as depositary agent. The Bank of New York will in turn issue 1,300,000 American Depositary Shares which will be sold in the public offering in the United States.

Enclosed with this letter is the Appendix 3B advising of the issuance of the 19,500,000 ordinary shares.

The Company will lodge an Appendix 3B on 11 November for the 19,900,000 ordinary shares to be issued in the Australian placement component of the global capital raising

Please contact the Company Secretary if you have any questions.

Sincerely,

David McGarvey

Chief Financial Officer/Company Secretary

Pharmaxis Ltd ABN 75 082 811 630	Unit 2, 10 Rodborough Road Frenchs Forest NSW 2086 Australia	T 02 9454 7200 F 02 9451 3622 www.pharmaxis.com.au

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Pharmaxis Ltd

ABN

75 082 811 630

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	19,500,000

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As set out in the constitution of the Company.

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 1

Appendix 3B

New issue announcement

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes. The ordinary shares rank equally with all ordinary shares currently on issue.

5	Issue price or consideration	A$2.20

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

The 19.5 million ordinary shares have been deposited with The Bank of New York who will issue 1.3 million American Depositary Shares which will be sold in the public offering in the United States, scheduled to close 10 November 2005 in the U.S.

The net proceeds of the global capital raising will be used for the further development of Aridol and Bronchitol and commercialization of Aridol, pre-clinical development of the Company’s product pipeline and further expansion of its manufacturing facilities. Any remaining net proceeds will be used to accelerate the commercialization and investigate additional indications for Bronchitol, for working capital and for general corporate purposes.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 November 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	129,534,092	Ordinary fully paid shares

+ See chapter 19 for defined terms.

Appendix 3B Page 2	1/1/2003

Appendix 3B

New issue announcement

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	24,964,000	Restricted fully paid ordinary shares (restricted until 10 November 2005) (ASX Code PXSAK)
		2,620,000	Options expiring on various dates with an exercise price of $0.125 (ASX Code PXSAM)

		6,916,000	Options expiring on various dates with an exercise price of $0.3125 (ASX Code PXSAO)

		500,000	Options expiring 30 November 2013 with an exercise price of $0.376 (ASX Code PXSAQ)

		30,000	Options expiring 24 March 2014 with an exercise price of $0.508 (ASX Code PXSAS)

		15,000	Options expiring 3 June 2014 with an exercise price of $0.426 (ASX Code PXSAU)

		255,000	Options expiring 1 February 2015 with an exercise price of $0.8340 (ASX Code PXSAY)

		330,000	Options expiring 11 May 2015 with an exercise price of $1.147 (ASX Code PXSAW)

		619,500	Options expiring 4 August 2015 with an exercise price of $1.79 (ASX Code PXSAZ)

		155,000	Options expiring 17 October 2015 with an exercise price of $2.772 (ASX Code PXSAA)

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 3

Appendix 3B

New issue announcement

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	n/a

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	__________________________________________

12	Is the issue renounceable or non-renounceable?	__________________________________________

13	Ratio in which the +securities will be offered	__________________________________________

14	+Class of +securities to which the offer relates	__________________________________________

15	+Record date to determine entitlements	__________________________________________

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	__________________________________________

17	Policy for deciding entitlements in relation to fractions	__________________________________________

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

__________________________________________

19	Closing date for receipt of acceptances or renunciations	__________________________________________

+ See chapter 19 for defined terms.

Appendix 3B Page 4	1/1/2003

Appendix 3B

New issue announcement

20	Names of any underwriters	__________________________________________

21	Amount of any underwriting fee or commission	__________________________________________

22	Names of any brokers to the issue	__________________________________________

23	Fee or commission payable to the broker to the issue	__________________________________________

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	__________________________________________

25	If the issue is contingent on +security holders’ approval, the date of the meeting	__________________________________________

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	__________________________________________

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	__________________________________________

28	Date rights trading will begin (if applicable)	__________________________________________

29	Date rights trading will end (if applicable)	__________________________________________

30	How do +security holders sell their entitlements in full through a broker?	__________________________________________

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	__________________________________________

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 5

Appendix 3B

New issue announcement

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	__________________________________________

33	+Despatch date	__________________________________________

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Appendix 3B Page 6	1/1/2003

Appendix 3B

New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	__________________________________________

39	Class of +securities for which quotation is sought	__________________________________________

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

__________________________________________
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	__________________________________________

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)	__________________________________________

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 7

Appendix 3B

New issue announcement

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

Appendix 3B Page 8	1/1/2003

Appendix 3B

New issue announcement

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here		Date: 10 November 2005
(Company secretary)

Print name:	David McGarvey

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMAXIS LTD

Date: November 10, 2005	By:	/s/ David M. McGarvey
David M. McGarvey
Chief Financial Officer